Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325 6665

Media Release July 27, 2015
Credit Suisse Announces Coupon Amounts on its Credit Suisse X-Links Gold Shares Covered Call ETN (ticker symbol “GLDI”) and its Credit Suisse X-Links Silver Shares Covered Call ETN (ticker symbol “SLVO”).

•         On July 13, 2015, Credit Suisse declared Coupon Amounts for the Credit Suisse X-Links Gold Shares Covered Call ETN and the Credit Suisse X-Links Silver Shares Covered Call ETN. Coupon details can be found in the table below.

•         The aforementioned ETNs are listed on the NASDAQ.

ETN Ticker	ETN Name	Ex-Date	Record Date	Payment Date	Coupon Amount	Coupon Frequency	Current Yield*†
GLDI	X-Links Gold Shares Covered Call ETN	7/20/2015	7/22/2015	7/27/2015	$0.0764	Monthly	8.01%
SLVO	X-Links Silver Shares Covered Call ETN	7/20/2015	7/22/2015	7/27/2015	$0.0713	Monthly	8.00%

* The “Current Yield” equals the current monthly Coupon Amount annualized and divided by the Closing Indicative Value of the applicable ETN on July 13, 2015.

† The “Current Yield” is not indicative of future monthly Coupon Amounts, if any, on the ETNs. The monthly Coupon Amounts (if any) are variable and dependent on the premium generated by the notional sale of options on the GLD shares or the SLV shares, as applicable, and such Amounts do not represent fixed periodic interest Amounts.

Press Contact

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Credit Suisse ETNs

Telephone +1 212 538 7333, ETN.Desk@credit-suisse.com

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. The ETNs are not linked to, and investors have no rights to any physical commodity. Coupon Amounts on the ETNs will vary and could be zero. Variable monthly Coupon Amounts are generated from selling covered calls, which limits upside participation. There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest. An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable Pricing Supplement, the Prospectus Supplement dated May 4, 2015 and the Prospectus dated May 4, 2015 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or clicking the hyperlinks below:

GLDI:

Pricing Supplement dated July 20, 2015, including the Prospectus Supplement dated May 4, 2015, and Prospectus dated May 4, 2015:

https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=GLDI

Pricing Supplement Addendum:

https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=GLDI

SLVO:

Pricing Supplement dated July 20, 2015, including the Prospectus Supplement dated May 4, 2015, and Prospectus dated May 4, 2015:

https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=SLVO

Pricing Supplement Addendum:

https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=SLVO

Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-212-538-7333.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2015, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.